 

202358313048

B1979-8375 07/24/2023 2:34 PM Received by California Secretary of State



STATE OF CALIFORNIA
Office of the Secretary of State
ARTICLES OF ORGANIZATION
CA LIMITED LIABILITY COMPANY
California Secretary of State
1500 11th Street
Sacramento, California 95814
(916) 653-3516

For Office Use Only

-FILED-

File No.: 202358313048

Date Filed: 7/24/2023

Limited Liability Company Name	
Limited Liability Company Name	MISAA, LLC

Initial Street Address of Principal Office of LLC	
Principal Address	19601 MARINER AVE. TORRANCE, CA 90503

Initial Mailing Address of LLC	
Mailing Address	19601 MARINER AVE. TORRANCE, CA 90503
Attention	

Agent for Service of Process	
Agent Name	MERVYN HECHT
Agent Address	19601 MARINER AVE. TORRANCE, CA 90503

Purpose Statement

The purpose of the limited liability company is to engage in any lawful act or activity for which a limited liability company may be organized under the California Revised Uniform Limited Liability Company Act.

Management Structure	
The LLC will be managed by	More than One Manager

Additional information and signatures set forth on attached pages, if any, are incorporated herein by reference and made part of this filing.

Electronic Signature

☒ By signing, I affirm under penalty of perjury that the information herein is true and correct and that I am authorized by California law to sign.

Eric Mogensen
Organizer Signature

07/24/2023
Date